September 12, 2019

Thomas K. Equels
Chief Executive Officer and President
AIM ImmunoTech Inc.
2117 SW Highway 484
Ocala FL 34473

       Re: AIM ImmunoTech Inc.
           Registration Statement on Form S-1
           Filed September 6, 2019
           File No. 333-233657

Dear Mr. Equels:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Rick Feiner, Esq.